Exhibit 4.7
CIGNA SUPPLEMENTAL 401(k) PLAN
(Effective as of January 1, 2010)
CIGNA Corporation is adopting the CIGNA Supplemental 401(k) Plan (“Plan”), effective as of January 1, 2010, to provide Participants certain benefits not available under the CIGNA 401(k) Plan.
ARTICLE 1
Definitions
These terms have the following meanings under the Plan.
1.1	401(k) Plan — the CIGNA 401(k) Plan, or any successor plan.
1.2	Account — the separate bookkeeping account established for a Participant that represents the Company’s unfunded, unsecured obligation to make future payments to the Participant.
1.3 Affiliate — the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.
1.4	Beneficial Owner and Beneficially Owned — the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.
1.5	Beneficiary — the same person or persons who receive payment of Participant’s 401(k) Plan account balance after Participant’s death under the terms of the 401(k) Plan.
1.6	Board Committee — the People Resources Committee of the Board of Directors, or any successor committee.
1.7	Board of Directors — the board of directors of CIGNA Corporation.
1.8	Change of Control — any of these events:
(a)	a corporation, person or group acting in concert, as described in Exchange Act Section 14(d)(2), holds or acquires beneficial ownership within the meaning of Rule 13d-3 promulgated under the Exchange Act of a number of preferred or common shares of CIGNA Corporation having 25% or more of the combined voting power of CIGNA Corporation’s then outstanding securities; or
(b)	there is consummated a merger or consolidation of CIGNA Corporation or any direct or indirect subsidiary of CIGNA Corporation with any other corporation, other than:
(1)	a merger or consolidation immediately following which the individuals who constituted the Board of Directors immediately prior thereto constitute at least a majority of the board of directors of the entity surviving such merger or consolidation or the ultimate parent thereof, or
(2)	a merger or consolidation effected to implement a recapitalization of CIGNA Corporation (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of CIGNA Corporation (not including in the securities Beneficially Owned by such Person any securities acquired directly from CIGNA Corporation or its Affiliates) representing 25% or more of the combined voting power of the CIGNA Corporation’s then outstanding securities; or

(c)	a change occurs in the composition of the Board of Directors at any time during any consecutive 24-month period such that the Continuity Directors cease for any reason to constitute a majority of the Board of Directors. For purposes of the preceding sentence “Continuity Directors” shall mean those members of the Board of Directors who either: (1) were directors at the beginning of such consecutive 24-month period; or (2) were elected by, or on nomination or recommendation of, at least a majority of the Board of Directors (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of CIGNA Corporation); or
(d)	the shareholders of CIGNA Corporation approve a plan of complete liquidation or dissolution of CIGNA Corporation or there is consummated an agreement for the sale or disposition by CIGNA Corporation of all or substantially all of CIGNA Corporation’s assets, other than a sale or disposition by CIGNA Corporation of all or substantially all of CIGNA Corporation’s assets immediately following which the individuals who constituted the Board of Directors immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or any parent thereof.
Notwithstanding the foregoing, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the common stock of CIGNA Corporation immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of CIGNA Corporation immediately following such transaction or series of transactions.
1.9	Code — the Internal Revenue Code of 1986, as amended.
1.10	Company — CIGNA Corporation and each Subsidiary that has been authorized by the Chief Executive Officer of CIGNA Corporation to participate in the Plan.

1.11	Corporate Committee — the CIGNA Corporation Corporate Benefit Plan Committee, or any successor committee.
1.12	Deferred Compensation Plan — the CIGNA Deferred Compensation Plan of 2005 (Effective as of January 1, 2005), as it may be amended or restated.
1.13	Eligible Earnings — “Eligible Earnings” as defined under the 401(k) Plan.

1.14	ERISA — the Employee Retirement Income Security Act of 1974, as amended.

1.15	Exchange Act — the Securities Exchange Act of 1934, as amended.
1.16	Participant — an employee of a Company who becomes eligible to participate in the Plan in accordance with the terms and conditions of the Plan.
1.17	Person — the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (a) CIGNA Corporation or any of its Subsidiaries, (b) a trustee or other fiduciary holding securities under an employee benefit plan of CIGNA Corporation or any of its Affiliates, (c) an underwriter temporarily holding securities pursuant to an offering of such securities, or (d) a corporation owned, directly or indirectly, by the stockholders of CIGNA Corporation in substantially the same proportions as their ownership of stock of CIGNA Corporation.
1.18	Plan — the CIGNA Supplemental 401(k) Plan (Effective as of January 1, 2010), as it may be amended or restated.
1.19	Plan Administrator — the person or committee charged with responsibility for administration of the Plan.
1.20	Plan Year — the calendar year January 1 to December 31.
1.21	Retirement — A Participant’s termination of employment, after appropriate notice to the Company, on or after the later of Participant’s 55th birthday or the date Participant completes five years of Company service, as calculated under the service-counting rules used to determine eligibility for benefits under the Company’s medical plan for retirees.
1.22	Separation from Service — a Participant’s death, retirement or other termination of employment, from the Participant’s employer or service recipient within the meaning of Treasury Regulation Section 1.409A-1(h). For this purpose, the level of reasonably anticipated, permanently reduced, bona fide services that will be treated as a Separation from Service is 30%. Generally, a Participant’s Separation from Service occurs when the Participant’s level of services to CIGNA Corporation and its affiliates is reduced by 70% or more.

1.23	Subsidiary — a corporation (or a partnership, joint venture or other unincorporated entity) of which more than 50% of the combined voting power of all classes of stock entitled to vote (or more than 50% of the capital, equity or profits interest) is owned directly or indirectly by CIGNA Corporation; provided that such corporation (or other entity) is included in CIGNA Corporation’s consolidated financial statements under generally accepted accounting principles.
1.24	Valuation Date — the date(s) to be determined by the Plan Administrator for valuing Accounts, provided that the last business day of each month shall be a Valuation Date.
ARTICLE 2
Participation; Non-Elective Deferrals
2.1 Eligibility. The Plan is intended primarily to provide deferred compensation for a select group of management and highly compensated employees. Any Company employee who meets the eligibility rules described in Section 2.2 shall be eligible to participate in the Plan and become a Participant.
2.2 Participation. Any Company employee who, for any Plan Year starting after December 31, 2009, meets the requirements described in sub-Sections (a) and (b) below shall be eligible to participate in the Plan for that Plan Year, shall become a Participant as of that Plan Year, and shall remain a Participant until his/her Account is completely paid under Article 4. To be eligible to participate in the Plan for any Plan Year, a Company employee must:
(a)	Either:
(1)	Defer, under the terms of the Deferred Compensation Plan, Eligible Earnings otherwise payable during the Plan Year; or
(2)	Receive compensation during the Plan Year that would qualify as Eligible Earnings but for the fact that it exceeds the limit on includable compensation under Code section 401(a)(17); and
(b)	Be employed by the Company on the last day of the Plan Year, unless the employee’s termination of employment during the Plan Year is on account of death or Retirement.
The Plan Administrator shall establish an Account for each Participant under the Plan as of the first Plan Year that he or she becomes a Participant.

2.3	Non-Elective Deferral. As of December 31 of each Plan Year, a non-elective deferral shall be credited to the Account of a Participant who, for that Plan Year, meets the eligibility rules described in Section 2.2. The credit shall equal the sum of:
(a)	1.5% of the amount of the Participant’s otherwise Eligible Earnings for the Plan Year that Participant has deferred under the Deferred Compensation Plan; and
(b)	1.5% of the amount of compensation Participant receives during the Plan Year, to the extent such compensation would have been Eligible Earnings under the 401(k) Plan but for the fact that such compensation was in excess of the compensation limit under Code section 401(a)(17) for that year.
Any compensation that is used as the basis for a credit under paragraph (a) shall not be used as the basis for a credit under paragraph (b).
ARTICLE 3
Deferred Compensation Account
3.1	Account Credits.
(a)	The Plan Administrator shall establish and maintain an Account for each Participant. The Plan Administrator shall credit to the Participant’s Account any non-elective deferrals in accordance with Section 2.3. Such credit shall be made effective as of January 1 of the year following the Plan Year to which the non-elective deferral is attributable.
(b)	The Plan Administrator shall also credit to the Participant’s Account any hypothetical income on the deferred compensation. The credit for hypothetical income shall be as provided in Section 3.3.
3.2	Account Balance. The balance of each Participant’s Account shall include non-elective deferred compensation credited to the Participant under this Plan and any related hypothetical income. The Plan Administrator shall determine each Participant’s Account balance as of each Valuation Date. The Plan Administrator shall provide each Participant an Account statement at least annually, and such statement may be delivered electronically.
3.3	Hypothetical Investment of Account.
(a)	A Participant’s Account shall be treated as invested in the hypothetical investment described in Section 3.3(b). The Plan Administrator shall credit to the Participant’s Account hypothetical income based on the performance of the applicable hypothetical investment. The Plan Administrator shall have authority to adopt, and from time to time change, the rules and procedures for crediting hypothetical income, provided that hypothetical income shall be credited no less than once each month.
(b)	The hypothetical investment under the Plan shall be a rate of return equal to the interest rate under the 401(k) Plan’s Fixed Income Fund, or a successor fund that provides a positive rate of return determined in advance. The Corporate Committee shall determine the applicable hypothetical investment if there is no such successor fund.

(c)	If a Change of Control occurs:
(1)	For a three-year period beginning on the effective date of a Change of Control, the Company (and any successor) shall neither terminate the Plan nor stop or reduce the rate of non-elective deferrals described in Section 2.3; and
(2)	The hypothetical investment rate of return under Section 3.3 shall be no less than the greater of (A) the rate described in Section 3.3(b) or (B) the Ten-year Constant Treasury Maturity Yield as reported by the Federal Reserve Board, based upon the November averages for the preceding year, plus 50 basis points.
3.4	Vesting. A Participant shall be vested in his or her Account balance to the extent he or she is vested in his or her account under the 401(k) Plan.
ARTICLE 4
Payment of Benefits
4.1	Time and Form of Payment.
(a)	Vested amounts credited to Participant’s Account balance under Section 3.1 shall be paid to the Participant in three installment payments made annually in July beginning in July of the year following the Participant’s Separation from Service.
(b)	However, if a Participant’s Account balance on the date of Separation from Service is $100,000 or less, payment shall be made in a single lump sum in July of the year following the Participant’s Separation from Service.
4.2	Payments of a Deceased Participant’s Account.
(a)	Upon the death of a Participant, the Plan Administrator shall pay any remaining portion of Participant’s vested Account balance in a single lump sum payment to Participant’s Beneficiary.
(b)	The Plan Administrator shall make any payments described in Section 4.2(a) during the 90-day period beginning January 1 of the year following the year the Participant dies. This Section 4.2 shall only serve to accelerate, and in no event shall delay, the payment of any remaining portion of a Participant’s Account upon that Participant’s death.

4.3	Domestic Relations Orders. A person shall not qualify for a benefit under this Plan solely because he or she is entitled to a benefit under the 401(k) Plan by reason of a “qualified domestic relations order” (as defined in ERISA Section 206). Notwithstanding Section 5.2, the Plan Administrator shall comply with the terms of a qualified domestic relations order (within the meaning of Code Section 414(p)) that specifically assigns to another person all or part of a Participant’s or a Beneficiary’s rights to benefits under this Plan.
ARTICLE 5
General Provisions
5.1	Participant’s Rights Unsecured. The right of a Participant (or Beneficiary) to receive payments under the Plan represents an unsecured claim against the general assets of the Company that employs the Participant at the time that the compensation deferred otherwise would have been paid, or against the general assets of any successor company that assumes (or in case Participant transfers to employment with a different Company, is assigned) the liabilities of that Company. No Company guarantees or is liable for payments to any Participant employed by any other Company. Participant’s Account represents a mere promise by a Company to make payments in the future. The Plan at all times shall be considered entirely unfunded for both tax purposes and for purposes of Title I of ERISA.

5.2	Assignability. Except as otherwise permitted by applicable law, no right to receive Plan payments shall be transferable or assignable by a Participant or Beneficiary or subject in any manner to anticipation, sale, alienation, pledge, encumbrance, attachment or garnishment by creditors of a Participant or Beneficiary, and any such attempt shall be void and of no force or effect.

5.3	Administration. The Chair of the Corporate Committee shall appoint the Plan Administrator. Except as otherwise provided by the Plan, the Plan Administrator shall administer the Plan and shall have authority to adopt administrative rules and regulations. The Plan Administrator may, by contract, designation or other arrangement, provide for others to perform ministerial duties and record keeping.

5.4	Administrative Discretion. The Plan Administrator and Corporate Committee shall, as to the responsibilities allocated to them separately under the Plan, have the sole and absolute discretion to interpret, construe and implement the provisions of the Plan, including any disputed or ambiguous terms; to make determinations relating to eligibility and benefits; and to make findings of fact. Their determinations shall be final and binding on all parties. If the Plan Administrator is also a Participant, the Chair of the Corporate Committee (and not the Plan Administrator) shall make determinations under the Plan related to the Plan Administrator as Participant.

5.5	Amendment. The Plan may be amended, restated, modified, or terminated by the Board of Directors or the Board Committee. No amendment, restatement, modification, or termination shall reduce the balance of a Participant’s Account as of the Valuation Date immediately preceding such action.

5.6	Tax Withholding. The Company or other payor may withhold from a benefit payment under the Plan or a Participant’s wages in order to meet any federal, state, or local withholding obligations with respect to a payment or accrual under the Plan. The Company may also accelerate and pay a portion of a Participant’s benefits in a lump sum equal to the Federal Insurance Contributions Act (“FICA”) tax imposed and the income tax withholding related to such FICA amounts.

5.7	Corporate Reorganization. If a company that employs a Participant ceases to be a Subsidiary and retains liabilities and responsibility for a Participant’s Account, then the Corporate Committee and Plan Administrator shall have no further liability or responsibility for that Account or any legal obligation toward Participant after the company ceases to be a Subsidiary. That company shall designate a governing committee and plan Plan Administrator, as appropriate, to assume liability and responsibility for administration of the Account as of the date the company ceases to be a Subsidiary.

5.8	Section 409A Compliance. It is intended that the Plan comply with the requirements of Code Section 409A, and the Plan shall be so administered and interpreted.

5.9	Interpretation. All statutory or regulatory references in this Plan shall include successor provisions.

5.10	Claims Procedure.
(a)	Filing a Claim for Benefits. This paragraph 5.10(a) shall apply to any claim for a benefit under the Plan. A Participant or Beneficiary or an authorized representative of a Participant or Beneficiary (“Claimant”) shall notify the Plan Administrator or its delegate of a claim for benefits under the Plan. Such request may be in any form adequate to give reasonable notice to the Plan Administrator or its delegate and shall set forth the basis of such claim and shall authorize the Plan Administrator or its delegate to conduct such examinations as may be necessary to determine the validity of the claim and to take such steps as may be necessary to facilitate the payment of any benefits to which the Claimant may be entitled under the Plan. The Plan Administrator shall make all determinations as to the right of any person to a benefit under the Plan.

If the Plan Administrator requires more than 90 days to process a claim because of special circumstances, an extension may be obtained by notifying the Claimant within 90 days of the date the claim was submitted that a decision on the claim will be delayed, what circumstances have caused the delay, and when a decision can be expected. The extension period shall not exceed an additional 90 days; provided, however, that in the event the Claimant fails to submit information necessary to decide a claim, such period shall be tolled from the date on which the extension notice is sent to the Claimant until the date on which the Claimant responds to the request for additional information.

(b)	Denial of Claim. If the Plan Administrator denies in whole or in part any claim for benefits under the Plan by any Claimant, the Plan Administrator shall, within a reasonable period, furnish the Claimant with written or electronic notice of the denial. The notice of the denial shall set forth, in a manner calculated to be understood by the Claimant:
(1)	The specific reason or reasons for the denial;
(2)	Specific reference to the pertinent Plan provisions on which the denial is based;
(3)	A description of any additional material or information necessary for the Claimant to perfect the claim and an explanation of why such material or information is necessary; and
(4)	A description of the Plan’s review procedures and the time limits applicable to such procedures, including a statement of the Claimant’s right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.
(c)	Appeals Procedure. This paragraph 5.10(c) shall apply to all appeals of denied claims under the Plan. A Claimant may request a review of a denied claim. Such request shall be made in writing and shall be presented to the Plan Administrator not more than 60 days after receipt by the Claimant of written or electronic notice of the denial of the claim. The Claimant shall be provided, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the Claimant’s claim for benefits. The Claimant shall also have the opportunity to submit comments, documents, records, and other information relating to the claim for benefits, and the Plan Administrator shall take into account all such information submitted without regard to whether such information was submitted or considered in the initial benefit determination. The Plan Administrator shall make its decision on review not later than 60 days after receipt of the Claimant’s request for review, unless special circumstances require an extension of time, in which case a decision shall be rendered as soon as possible, but not later than 120 days after receipt of the request for review; provided, however, in the event the Claimant fails to submit information necessary to make a benefit determination on review, such period shall be tolled from the date on which the extension notice is sent to the Claimant until the date on which the Claimant responds to the request for additional information. The decision on review shall be written or electronic and, in the case of an adverse determination, shall include specific reasons for the decision, in a manner calculated to be understood by the Claimant, and specific references to the pertinent Plan provisions on which the decision is based. The decision on review shall also include (i) a statement that the Claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, or other information relevant to the Claimant’s claim for benefits; and (ii) a statement describing any voluntary appeal procedures offered by the Plan, and a statement of the Claimant’s right to bring an action under ERISA Section 502(a).
(d)	The Plan’s claims procedure shall be administered in accordance with the applicable regulations of the U.S. Department of Labor.
(e)	A Claimant shall have no right to bring any action in any court regarding a claim for benefits under the Plan prior to the Claimant filing a claim for benefits and exhausting the Claimant’s rights to review under this Section 5.10 in accordance with the time frames set forth herein.
5.11 Controlling Law. This Plan shall be construed and enforced according to the laws of the Commonwealth of Pennsylvania, without regard to Pennsylvania conflict of laws rules, to the extent not preempted by federal law, which shall otherwise control.